Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-201677, 333-203457 and 333-203458

Free Writing Prospectus dated June 23, 2015

FANTEX
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FANTEX JACK MEWHORT

This tracking stock is intended to reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. This is not a direct investment in that athlete or brand contract. It represents an ownership interest in Fantex, Inc. Fantex cannot assure you as to the development or liquidity of any trading market for this stock.

RESERVE IPO SHARES | READ THE PROSPECTUS | VIEW RISKS

IPO PRICE PER SHARE	IPO STATUS	SHARES AVAILABLE	IMPLIED VALUE	ACQUIRED BRAND INCOME
10.00	Coming Soon	268,100	$26,810,000	10%

VIEW PROSPECTUS | VIEW RISKS

HIGHLIGHTS | BRAND INFO | BRAND CONTRACT

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$58.84M Projected Gross Brand Income[1]

54% Aggregate Discount

$26.81M Valuation at IPO (Implied Value)

10% Fantex, Inc. Acquired Interest

$2.68M Offering Size

Explain these numbers


$58.8 Million in Projected Gross Brand Income[1]
$16 Million
$12 Million
$8 Million
$4 Million
2015
2023

Jack Mewhort: Brand Income

- Fantex, Inc. has projected $58.84 million in gross brand income for Jack Mewhort, most of which is expected to be earned from an estimated 8 years of future NFL salaries and bonuses.
- Fantex, Inc. can continue to collect 10% of Jack Mewhort's brand income in perpetuity from any eligible off-field and post-playing career earnings, but 99% of projected brand income is expected to come from on-field earnings.
- As Jack Mewhort pays Fantex, Inc. 10% of his total brand income, it is expected that up to 85% of these payments may be available to be paid to stockholders as dividends.

Fantex, Inc. offerings are highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Fantex, Inc. has currently entered into brand contracts with NFL football players. The images on this website depicting other sports are intended to illustrate sports played by athletes that Fantex, Inc. may pursue to enter into brand contracts. There is no assurance that Fantex, Inc. will offer additional tracking stocks to reflect the economic performance of brands that play any of the sports depicted on the website.

VIEW RISKS

* Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 855-905-5050. View the Fantex Kendall Wright prospectus. View the Fantex Jack Mewhort prospectus. View the Fantex Michael Brockers prospectus. View the Fantex Alshon Jeffery prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

[1] No portion of Projected Gross Brand Income is guaranteed. Projected Gross Brand Income is subject to risks. These risks are fully delineated in the prospectus and summarized in View Risks. Projected Gross Brand Income may not necessarily correlate to stock performance or payment of dividends.

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On fantex.com all securities mentioned are issued by Fantex, Inc. and the use of "Fantex," unless otherwise specified, refers to Fantex Brokerage Services. Fantex Brokerage Services LLC and Fantex, Inc. are separate but affiliated companies. Security products are not FDIC insured, are not bank guaranteed and may lose value. Fantex Brokerage Services LLC does not solicit, recommend or offer advice on the investment merits of investing in any securities. All quotes and orders displayed on Fantex.com are from unsolicited orders. Fantex Holdings, Inc., the parent company of Fantex Brokerage Services, LLC, owns shares of every Fantex Tracking Series. Fantex Brokerage Services was the managing underwriter for all Fantex Tracking Series offerings.

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